RESOURCE CAPITAL FUNDS

Resource Capital Fund III L.P.
1400 Sixteenth Street
Suite 200
Denver, CO 80202 USA

Telephone: 720-946-1444
Facsimile: 720-946-1450
e-mail: rcf@rcflp.com
www.resourcecapitalfunds.com

This press release is not for dissemination in the United States and shall not be disseminated to United States news services

16 September 2009

ALLIED GOLD MAKES AGREED TAKEOVER OFFER FOR ASG

TORONTO, ONT., CANADA - Allied Gold Limited (***Allied Gold***) and Australian Solomons Gold Limited (***ASG***) today announced that Allied Gold will make an agreed off-market takeover offer through a wholly owned subsidiary for all of the issued shares of ASG pursuant to the Corporations Act of Australia and Canadian securities laws (the ***Offer***).

Resource Capital Fund III L.P. (***RCF***), which holds 63,522,358 ASG shares, has entered into an agreement with Allied Gold in relation to 19.9% of ASG's shares (the ***Acceptance Shares***). Under the agreement, RCF has undertaken to accept the Offer to the extent of the Acceptance Shares within 3 business days of the Offer being made to shareholders and has undertaken not to withdraw this acceptance.

RCF also intends to accept the Offer for the balance of its ASG shares (which, with the Acceptance Shares, total approximately 49%) within 3 business days of the Offer being made to shareholders and will not withdraw that acceptance unless:

- a superior proposal emerges
- there is a material adverse change to Allied Gold
- the bid is extended for more than a month and it remains unconditional; or
- Allied Gold withdraws the bid for any reason.

RCF is supportive of the transaction, absent a superior proposal, as it gives ASG shareholders exposure to a producing mine at Allied Gold's Simberi Project, while also adding skills and expertise to assist with development of the Gold Ridge asset.